United States Securities and Exchange Commission Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

INTERNATIONAL SPEEDWAY CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK
(Title of Class of Securities)

460335201
(CUSIP Number)

DECEMBER 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information  required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 460335201

1.	Names of Reporting Persons Richard W. Brown, as Trustee of the James E. Stowers Twentieth Century Companies, Inc. Stock Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[ ]

(b)	[ ]

3.	SEC Use Only
4.	Citizenship or Place of Organization Missouri
	5.	Sole Voting Power	1,459,989

Number of Shares Beneficially	6.	Shared Voting Power	N/A
Owned by
Each Reporting	7.	Sole Dispositive Power	1,482,406
Person With:
	8.	Shared Dispositive Power	N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,482,406

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9)		5.4%

12.	Type of Reporting Person (See Instructions)		HC
Page 2 of 9 pages

CUSIP No. 460335201

1.	Names of Reporting Persons American Century Companies, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[ ]

(b)	[ ]

3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power	1,459,989

Number of Shares Beneficially	6.	Shared Voting Power	N/A
Owned by
Each Reporting	7.	Sole Dispositive Power	1,482,406
Person With:
	8.	Shared Dispositive Power	N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,482,406

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9)		5.4%

12.	Type of Reporting Person (See Instructions)		HC
Page 3 of 9 pages

CUSIP No. 460335201

1.	Names of Reporting Persons American Century Investment Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[ ]

(b)	[ ]

3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power	1,459,989

Number of Shares Beneficially	6.	Shared Voting Power	N/A
Owned by
Each Reporting	7.	Sole Dispositive Power	1,482,406
Person With:
	8.	Shared Dispositive Power	N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,482,406

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9)		5.4%

12.	Type of Reporting Person (See Instructions)		IA
Page 4 of 9 pages

Item 1.

(a)	Name of Issuer.
International Speedway Corporation
(b)	Address of Issuer’s Principal Executive Offices
One Daytona Boulevard Daytona Beach, Florida 32114
Item 2.

(a)	Name of Person Filing.

(1) Richard W. Brown, as Trustee of the James E. Stowers Twentieth Century Companies, Inc. Stock Trust
(2) American Century Companies, Inc.
(3) American Century Investment Management, Inc.

(b)	Address of Principal Business Office or, if none, Residence.

4500 Main Street 9th Floor Kansas City, Missouri 64111

(c)	Citizenship.

(1) Missouri
(2) Delaware
(3) Delaware

(d)	Title of Class of Securities.

Reference is made to the cover page of this filing.

(e)	CUSIP Number.

Reference is made to the cover page of this filing.
Page 5 of 9 pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(1) Richard W. Brown, as Trustee of the James E. Stowers Twentieth Century Companies, Inc. Stock Trust, is a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(2) American Century Companies, Inc. is a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(3) American Century Investment Management, Inc. is an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

Item 4.	Ownership.

Reference is made to Items 5-9 and 11 on the cover page of this filing.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [      ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Various persons, including the investment companies and separate institutional investor accounts that American Century Investment Management, Inc. (“ACIM”) serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this schedule.  Except as may be otherwise indicated if this is a joint filing, not more than 5% of the class of securities that is the subject of this schedule is owned by any one client advised by ACIM.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See attached Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Page 6 of 9 pages

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2011

AMERICAN CENTURY COMPANIES, INC. (“ACC”)

AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. (“ACIM”)

By:	/s/ Charles A. Etherington
Charles A. Etherington
Senior Vice President, ACIM
Vice President, ACC

JAMES E. STOWERS TWENTIETH CENTURY COMPANIES, INC. STOCK TRUST

By:	/s/ Richard W. Brown
Richard W. Brown
Trustee

SCHEDULE 13G – To be included in statements filed pursuant to Rule 13d-1(b) or 13d-2(b).

EXHIBIT A

This Exhibit has been prepared to identify each subsidiary of American Century Companies, Inc. (“ACC”), which is controlled by Richard W. Brown, as Trustee of the James E. Stowers Twentieth Century Companies, Inc. Stock Trust, that is a beneficial owner of securities that are the subject of this schedule (the “Subject Securities”).  American Century Investment Management, Inc. (“ACIM”) is a wholly-owned subsidiary of ACC and an investment adviser registered under §203 of the Investment Advisers Act of 1940.

Page 7 of 9 pages

SCHEDULE 13G – To be included in statements filed pursuant to Rule 13d-1(b) or 13d-2(b) and Rule 13d-1(f) (1) Agreement.

EXHIBIT B

Each of the undersigned hereby agrees and consents to the execution and joint filing on its behalf by American Century Investment Management, Inc. of this Schedule 13G respecting the beneficial ownership of the securities which are the subject of this schedule.

Dated this 14th day of February, 2011.

AMERICAN CENTURY COMPANIES, INC. (“ACC”)

AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. (“ACIM”)

By:	/s/ Charles A. Etherington
Charles A. Etherington
Senior Vice President, ACIM
Vice President, ACC

JAMES E. STOWERS TWENTIETH CENTURY COMPANIES, INC. STOCK TRUST

By:	/s/ Richard W. Brown
Richard W. Brown
Trustee

EXHIBIT C

EXCERPTS FROM THE
EIGHTH AMENDMENT TO AND COMPLETE RESTATEMENT
OF JAMES E. STOWERS TWENTIETH CENTURY COMPANIES, INC. STOCK TRUST AGREEMENT

Pursuant to the right reserved to Settlor to amend the James E. Stowers Twentieth Century Companies, Inc. Stock Trust Agreement dated January 13, 1995, as amended by First Amendment and Restatement thereto dated November 7, 2000, by Second Amendment and Restatement thereto dated June 26, 2001, by Third Amendment and Restatement thereto dated December 23, 2002, by Fourth Amendment and Restatement thereto dated March 17, 2005, by Fifth Amendment and Restatement thereto dated December 17, 2009, by Sixth Amendment thereto dated May 14, 2010, and by a Seventh Amendment and Restatement thereto dated June 25, 2010, JAMES E. STOWERS, a citizen of the United States, currently residing in Missouri, as Settlor, hereby further amends and restates said Trust Instrument in its entirety, and directs that the property previously transferred and delivered to the Trustee, shall hereafter be held, administered and distributed by the Trustee and his successors (hereinafter referred to as the “Trustees”), together with any other property that might hereafter be transferred to the Trustees, IN TRUST, on the following terms and conditions.

6.  Trustee Provisions

6.2  Powers Regarding the Appointing Trustees and the Executive Committee.

    (a)  Designate Trustees.

       (1)  During his lifetime, RICHARD W. BROWN shall have the power to designate Qualified Individuals or Qualified Corporations as (i) his successor and successors thereafter as such Trustee prior to the commencement of service by a Trustee designated by Settlor's Spouse or by a Majority of the Executive Committee, and (ii) a replacement for a Trustee removed by him pursuant to Section 6.4(a), by Written Instrument.

Page 8 of 9 pages

7.           Trustee Powers

With respect to each trust created hereunder, the Trustees thereof shall have the following powers in addition to the powers otherwise granted by common law or statute.

7.1           Powers Relating to Investments

(d)           Exercise of Securities Rights.

The Trustees may exercise all options and all conversion, subscription, voting and other rights of whatever nature held by or pertaining to any property, including securities of the corporate Trustee or any affiliate thereof, held as a part of the Trust Estate.  With respect to any securities held as an asset of the Trust Estate, the Trustees are authorized to participate in and request the filing of any registration statement or other application, return or report that might be required or authorized by local, state or Federal regulations, or that is, in the judgment of the Trustees, in the best interest of the Trust Estate and, in connection with any such filing, the Trustees may, in their discretion, give indemnification to any individual, corporation or other entity, pay underwriting costs and other expenses, insure against risk, execute instruments, and do such other acts as the Trustees deem necessary or desirable.

Page 9 of 9 pages